SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68244P107

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 68244P107	13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,714,362
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,714,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,714,362*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%
14	TYPE OF REPORTING PERSON OO

*	Fundamental Global Investors, LLC may also be deemed to be the beneficial owner of 34,620 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A (the “Preferred Stock”), that are directly held by Fundamental Global Partners Master Fund, LP, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 450,656*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

*	Fundamental Global Partners Master Fund, LP also directly holds 34,620 shares of the Company’s Preferred Stock, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68244P107	13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 738,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 738,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 738,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON FGI 1347 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 477,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,038,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,038,409

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,038,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P107	13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,667
	8	SHARED VOTING POWER 2,714,362
	9	SOLE DISPOSITIVE POWER 4,667
	10	SHARED DISPOSITIVE POWER 2,714,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,719,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68244P107	13D	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,667
	8	SHARED VOTING POWER 2,714,362
	9	SOLE DISPOSITIVE POWER 4,667
	10	SHARED DISPOSITIVE POWER 2,714,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,719,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%
14	TYPE OF REPORTING PERSON IN

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 5,992,432 shares of Common Stock reported by the Company as outstanding as of November 9, 2018 in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 68244P107	13D	Page 11 of 18 Pages

This Amendment No. 12 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 12”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 12, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Information regarding the identity and background of each executive officer and director of BTN and BKTI is set forth on Schedule A and Schedule B to this Statement, respectively. Each of the individuals identified on Schedule A and Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

On February 25, 2019, the Company announced that it, together with three of its wholly-owned subsidiaries, Maison Insurance Company (“Maison”), Maison Managers Inc. (“MMI”) and ClaimCor, LLC (“ClaimCor”), entered into an Equity Purchase Agreement (the “Agreement”) with FedNat Holding Company, a Florida corporation (“Purchaser”), providing for the sale of all of the issued and outstanding equity of Maison, MMI and ClaimCor to Purchaser, on the terms and subject to the conditions set forth in the Agreement (the “Transaction”).

In connection with the Agreement, on February 25, 2019, Fundamental Global Investors, LLC and FGI International USVI, LLC, as investment managers, the funds managed by Fundamental Global Investors, LLC and FGI International USVI, LLC, and BTN, as stockholders of the Company, entered into Voting Agreements with Purchaser, agreeing, among other things, to vote in favor of the Transaction. Copies of the Voting Agreements are filed as Exhibits 99.1, 99.2 and 99.3 to this Schedule 13D and are incorporated herein by reference.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Messrs. Cerminara and Johnson in their capacities as directors of the Company, or by such board of directors with Messrs. Cerminara’s and Johnson’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

CUSIP No. 68244P107	13D	Page 12 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 12, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Voting Agreement, dated as of February 25, 2019, by and between FedNat Holding Company, Fundamental Global Investors, LLC, as investment manager, and the stockholders listed on the signature page.
99.2	Voting Agreement, dated as of February 25, 2019, by and between FedNat Holding Company, FGI International USVI, LLC, as investment manager, and the stockholder listed on the signature page.
99.3	Voting Agreement, dated as of February 25, 2019, by and between FedNat Holding Company and Ballantyne Strong, Inc., as a stockholder of the Company.

CUSIP No. 68244P107	13D	Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 25, 2019

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 68244P107	13D	Page 14 of 18 Pages

FGI 1347 HOLDINGS, LP,
by FGI 1347 GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

BALLANTYNE STRONG, INC.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

BK TECHNOLOGIES, INC.

/s/ William P. Kelly
William P. Kelly
Executive Vice President and Chief Financial Officer

CUSIP No. 68244P107	13D	Page 15 of 18 Pages

Schedule A

Identity and Background of Executive Officers of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, NC 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Chief Executive Officer and Chairman of the Board of Directors Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117

Mark D. Roberson	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Executive Vice President and Chief Financial Officer Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Ray F. Boegner	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	President of Cinema Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

CUSIP No. 68244P107	13D	Page 16 of 18 Pages

Identity and Background of Directors of Ballantyne Strong, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	See above.	See above.

William J. Gerber	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Director Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Colonel Jack H. Jacobs	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Professor; Private Investor; Television Analyst; Director Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

Charles T. Lanktree	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	President and Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of nationally branded eggs.

Robert J. Roschman	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Investor/Self-Employed Roschman Enterprises 6300 NE 1st Avenue, Suite 300 Fort Lauderdale, FL 33334 Roschman Enterprises is involved in real estate, property management and property development.

Ndamukong Suh	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Professional Athlete; Independent Private Investor; Director Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

CUSIP No. 68244P107	13D	Page 17 of 18 Pages

Schedule B

Identity and Background of Executive Officers of BK Technologies, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Timothy A. Vitou	7100 Technology Drive West Melbourne, FL 32904	President BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904

William P. Kelly	7100 Technology Drive West Melbourne, FL 32904	Executive Vice President, Chief Financial Officer and Secretary BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904

Henry R. (Randy) Willis	7100 Technology Drive West Melbourne, FL 32904	Chief Operating Officer BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904

James R. Holthaus	7100 Technology Drive West Melbourne, FL 32904	Chief Technology Officer BK Technologies, Inc. 7100 Technology Drive West Melbourne, FL 32904

Identity and Background of Directors of BK Technologies, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, NC 28209	Chief Executive Officer, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

	11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154	Chief Executive Officer and Chairman of the Board of Directors Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154

131 Plantation Ridge Drive, Suite 100 Mooresville, NC 28117

CUSIP No. 68244P107	13D	Page 18 of 18 Pages

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Michael R. Dill	7100 Technology Drive West Melbourne, FL 32904

Vice President and General Manger

GKN Aerospace Engine Systems North America

142 James South McDonnell Boulevard

Hazelwood, MO 63042

GKN Aerospace Engine Systems North America, a privately-held company, designs and manufactures innovative smart aerospace systems and components.

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109	Co-Chief Investment Officer CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109

	c/o Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209	President, Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

Charles T. Lanktree	7100 Technology Drive West Melbourne, FL 32904	President and Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of nationally branded eggs.

General E. Gray Payne	7100 Technology Drive West Melbourne, FL 32904	Chairman of Marine Corps. Association & Foundation 715 Broadway St Quantico, VA 22134

John W. Struble	7100 Technology Drive West Melbourne, FL 32904	Chief Financial Officer IntraPac International Corporation 136 Fairview Road, Suite 320 Mooresville, NC 28117 IntraPac International Corporation is a private equity owned manufacturing company.

Ryan R.K. Turner	7100 Technology Drive West Melbourne, FL 32904

Vice President of Strategic Investments

Ballantyne Strong, Inc.

11422 Miracle Hills Drive, Suite 300

Omaha, NE 68154

Ballantyne Strong, Inc. is a publicly-held holding company with diverse business activities focused on serving the cinema, retail, financial, and government markets.